January 14, 2009

Ms. Kathleen Collins,
Accounting Branch Chief,
Division of Corporation Finance,
Securities and Exchange Commission,
                          One Station Place,
100 F Street, N.E.,
Washington, DC 20549,
United States of America.

Re:	KongZhong Corporation
Annual Report on Form 20-F for the Fiscal Year ended December 31, 2007 (File No. 000-50826)

Dear Ms. Collins:

This is in response to the comment letter from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) dated December 23, 2008, relating to the annual report on Form 20-F of KongZhong Corporation (the “Company”) for the fiscal year ended December 31, 2007 (the “2007 Form 20-F”).  The Company will submit a copy of this letter as “correspondence” via EDGAR.

For your convenience, the Company has included the Staff’s comments in this response letter in italicized form and keyed its responses accordingly.  The Company’s responses to the Staff’s comments are as follows.  The page numbers in the responses, unless otherwise indicated, refer to the page numbers of the 2007 Form 20-F.

KongZhong Corporation 33/F, Tengda Plaza, No. 168 Xiwai Street, Haidian District, Beijing, 100044, China.

Ms. Collins	-2-

Note 2.  Summary of Significant Accounting Policies

Revenue and cost of services recognition, page F-11

1.
We note from your response to prior comment 2 and 4 that the Company is not obligated to pay service fees for billing and collection services performed by the Operators if customers cannot be billed or do not pay.  In addition, we note that Operators are responsible for handling customer complaints with regards to the services they provide.  Furthermore, we note from your response to prior comment 5 that China Mobile began providing information regarding estimated uncollectible accounts in the second quarter of 2007 and other Operators do not provide you with this information.  These factors appear to indicate that Operators are the primary obligor with regards to the billing and collection services.  In light of these factors, tell us if the Company has considered reporting service revenue (i.e. for billing and collection services) on a net basis.

The Company agrees with the Staff’s analysis that the telecommunications operators are the primary obligors for the billing and collection services that they provide to the Company.

However, the Company would like to point out that the Company does not provide billing and collection services, does not derive revenues from such services and does not report, on either a gross or net basis, revenues derived from such services by any other party.  For example, in the wireless value-added services (“WVAS”) segment, the Company recognizes only revenues derived from the provision of wireless services (such as interactive entertainment, media and community services) to mobile phone users.  Service fees that the Company pays to the telecommunications operators in respect of billing and collection services, which are calculated as a percentage of the gross revenues derived by the Company from the underlying WVAS that the Company has provided to mobile phone users, net of bad debts, are a portion of the Company’s cost of revenues.

The Company believes that the following illustrative example may assist the Staff in its consideration.

Scenario

a.	Each of two customers is charged US$50.00 for a particular WVAS provided by the Company.

b.
One customer fails to pay the relevant telecommunications operator (the “Operator”) for the service such customer has received from the Company and the Operator reports this to the Company as a bad debt.

Ms. Collins	-3-

c.
The Company pays service fees for billing and collection services provided by the Operator to the Company, which are 15% of (a) the revenues derived by the Company from the underlying WVAS that the Company has provided to the customers, less (b) the bad debt allowance made by the Operator (see the computation of the service fees in the example below).

d.	The Company also pays the Operator a transmission fee of US$5.00 per instance of service delivery (even if the customers cannot be billed or do not pay the Operator).

Revenues potentially generated	US$100.00 (US$50.00 x 2)
by services provided by the Company

Bad debts, equal to the amount of potential	US$50.00
revenues not collected by the Operator

Service fees paid to the Operator	US$7.50 ((US$100.00 - US$50.00) x 15%))

Transmission fees paid to the Operator	US$10.00 (US$5.00 x 2)

In the scenario described above, the Company would book the following revenues and cost of revenues:

Gross revenues	US$50.00 (potential revenues – bad debts)

Cost of revenues	US$17.50 (services fees + transmission fees)

To the Company’s understanding based on its inquiries, the Operator would book the following revenues in the scenario described above (in addition to the air time revenues it collects from its mobile phone users):

Revenues	US$17.50 (service fees + transmission fees)

In summary, the Company does not provide billing and collection services and believes that it has appropriately recorded the billing and collection fees it pays to the telecommunications operators as a cost of revenues rather than as a reduction of its revenues.

As previously stated in the Company’s response letter to the Staff, dated October 30, 2008, the Company will include in the “Critical Accounting Policies” section under Item 5 (currently on page 60) of its future filings of annual reports on Form 20-F expanded disclosure regarding the Company analysis under EITF 99-19 substantially in the form as set forth in Appendix A.

Ms. Collins	-4-

2.
In addition, please tell us if the Company would be able to obtain information from its other Operators to report the allowance for doubtful accounts on a gross basis.  In relation to the competitors noted in the Company’s response to prior comment 2 (i.e. Sina Corporation and Linktone), we note that these companies report an allowance for doubtful accounts on a gross basis.  Furthermore, tell us how you determined that your bad debt reserve is not material solely based on the limited information provided by China Mobile.

Other than China Mobile Telecommunications Group Corporation (“China Mobile”), which started providing information regarding doubtful debts from the second quarter of 2007, the telecommunications operators do not provide the Company with information regarding their estimated uncollectible amounts, and the Company has been informed that they do not have plans to do so in the near future.

The Company is not able to reasonably estimate any allowance for doubtful debts with respect to services provided through telecommunications operators other than China Mobile because the monthly statements from such telecommunications operators report only revenues after taking into account aggregate adjustments for doubtful debts, transmission failures and other causes for which the Company’s customers cannot be billed or do not pay.  In addition, the Company does not believe it can extrapolate estimates for doubtful debts with respect to services delivered through other telecommunications operators from information on doubtful debts provided on China Mobile mainly for the following reasons: (i) different telecommunications operators may have different capabilities regarding billing and collection from the mobile phone users; (ii) the relative effectiveness of internal control systems may vary across different telecommunications operators; and (iii) the demographic composition and payment patterns of customers may vary from one telecommunications operator to another.

Although the Company cannot reasonably estimate any allowance for doubtful debts with respect to services provided through telecommunications operators other than China Mobile, the Company has considered the possibility of adding back the allowance for bad debts provided by China Mobile to the Company’s gross revenues and then including the same amount in operating expenses.  In the scenario set forth above in respect of the Staff’s first comment, the Company could, in the instance of China Mobile, report the following amounts:

Gross revenues	US$100.00

Cost of revenues	US$17.50 (services fees + transmission fees)

Bad debt expense	US$50.00 (to be included in operating expenses)

This approach might present a fuller measure of the Company’s gross revenues under certain circumstances, such as where the amount of allowance for bad debts is known.

Ms. Collins	-5-

However, the Company believes that the better approach would be to keep the Company’s current practice of reporting revenues, but with enhanced disclosure regarding this practice, for two principal reasons.  First, because the Company is only able to report an allowance for doubtful accounts with respect to services delivered through China Mobile, there would be an inconsistency between accounting for services delivered through China Mobile and accounting for services delivered through other telecommunications operators.  Second, to the Company’s understanding based on its inquiries and publicly available information, it is market practice in the WVAS industry in China to recognize revenues net of doubtful accounts because WVAS providers usually do not have visibility with respect to doubtful accounts from all the telecommunications operators.  For the Company to do otherwise would create an inconsistency of accounting practices in the WVAS industry and thus reduce the comparability of financial information among different WVAS providers in China.  For example, the Company notes that Linktone Ltd. (“Linktone”) makes the following disclosure on page 6 of its 2007 annul report on Form 20-F in the risk factors section under the title of “Our revenues and cost of services are affected by billing and transmission failures which are often beyond our control” (emphasis added):

“We do not collect fees for our services from the operators in a number of circumstances, including if:

•
the delivery of our service to a customer is prevented because his or her phone is turned off for an extended period of time, the customer’s prepaid phone card has run out of value or the customer has ceased to be a customer of the applicable operator,

•	the operator experiences technical problems with its network which prevent the delivery of our services to the customer,

•	we experience technical problems with our technology platform that prevents delivery of our services, or

•	the customer refuses to pay for our service due to quality or other problems.

These situations are known in the industry as billing and transmission failures, and we do not recognize any revenue for services which are characterized as billing and transmission failures.  Billing and transmission failures can significantly lower the revenue we record.”

Based on the above disclosure by Linktone, it seems to the Company that Linktone does not recognize any revenue for services that result in “billing and transmission failures” or record an allowance for doubtful accounts on a gross basis.

Ms. Collins	-6-

The Company believes it is appropriate to continue to record revenues net of uncollectible amounts as estimated by the telecommunications operators.  However the Company proposes to revise the disclosure under Item 5 of Form 20-F (currently after page 59 and onto page 60) and under the “revenue recognition and cost of revenues” section in Note 2 to the Company’s consolidated financial statements (currently on page F-11) in its future filings of annual reports on Form 20-F substantially in the form as set forth in Appendix A (such revised disclosure would specify the amount of bad debt allowance made by China Mobile in the relevant fiscal year).

*  *  *

Ms. Collins	-7-

In connection with the responses to the Staff’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the SEC from taking any action with respect to the Company’s filings; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions or wish to discuss the foregoing, please contact me by telephone at (+86-10) 8857-5100, by fax at (+86-10) 8857-5891 or by email at sam.sun@kongzhong.com.

Very truly yours,

/s/ Hanhui Sun
Hanhui Sun
Chief Financial Officer

cc:	Melissa Feider
(Securities and Exchange Commission)

Robert Chu
Ling Li
Jing Wang
(Sullivan & Cromwell LLP)

Taylor Lam
Eric Phipps
Lili Shan
(Deloitte Touche Tohmatsu CPA Ltd.)

Ms. Collins	A-1

APPENDIX A

Proposed disclosure under “Revenue Recognition” in the “Critical Accounting Policies” section of Item 5 of Form 20-F.

Currently after page 59 and onto page 60:

In addition, the telecommunications operators remit to us amounts net of an allowance they have made for the doubtful debts in respect of the amounts due to us from our customers.  The telecommunications operators provide billing and collection services for us.  They also net their fees for the services they provide to us, including billing and collection services, and transmission fees from their remittances to us.  Certain telecommunications operators do not provide an itemized analysis of their remittances and we are therefore unable to determine what allowance, if any, for doubtful or bad debts should be recorded for our services delivered through such telecommunications operators.  Accordingly, recognition of revenues is based upon the amounts reported on the telecommunications operators’ monthly statements to us, which are net of doubtful debts and represent the amounts we reasonably believe will be collected.

Because of the factors set out above, we would multiply our internal tabulation of expected revenues from telecommunications operators from whom we have not received monthly statements by a realization factor applicable to the relevant telecommunications operator and service and determined according to the average discrepancy over the previous 12 months between our internal tabulations of expected revenues and the actual revenues based on the monthly statements.  In addition, our employees verbally communicate with the telecommunications operators’ billing personnel regarding the estimated revenues for the period in question.  We may or may not get additional comfort from such verbal communications.  We endeavored to reduce the discrepancy between our revenue estimates and the revenues calculated by telecommunications operators and their subsidiaries.  We cannot assure you that our efforts will be successful.

We evaluate our cooperation arrangements with the telecommunications operators to determine whether to recognize our revenue on a gross basis or net of the services fees and net transmission charges paid to the telecommunications operators.  Our determination is based upon an assessment of whether we act as a principal or agent when providing our services.  We have concluded that we act as principal in the arrangement.  Factors that support our conclusion mainly include:

•	we are the primary obligor in the arrangement;

Ms. Collins	A-2

•	we are able to establish prices within price caps prescribed by the telecommunications operators to reflect or react to changes in the market;

•	we determine the service specifications of the services we will be rendering;

•	we are able to control the selection of our content suppliers; and

•
the telecommunications operators usually will not pay us if users cannot be billed or if users do not pay the telecommunications operators for services delivered.  As a result, we bear the delivery and billing risks for the revenues generated with respect to our services.

Based on these factors, we believe that recognizing revenues on a gross basis is appropriate. However, as noted above, our reported gross revenues are net of bad debt charges that have been deducted by the telecommunications operators.

Proposed disclosure under the “Revenue recognition and cost of revenues” section in Note 2 “Summary of Significant Accounting Policies” to the consolidated financial statements.

Currently on page F-11:

Wireless value-added services revenues are derived from providing personalized interactive entertainment, media and community services primarily to mobile phone customers of China Mobile Communication Corporation and its various subsidiaries (“China Mobile”), China United Telecommunications Corporation (“China Unicom”), China Telecommunications Corporation (“China Telecom”), and China Network Communications Company Corporation (“China Netcom”) (collectively, the “Mobile Operator”).

The Company contracts with the Mobile Operator for the transmission of wireless value-added services as well as for billing and collection services.  The Mobile Operator provides the Company with a monthly statement that represents the principal evidence that service has been delivered and triggers revenue recognition for a substantial portion of the Company’s revenue.  In certain instances, when a statement is not received within a reasonable period of time, the Company makes an estimate of the revenues and cost of revenues for the period covered by the statement based on internally generated information, historical experience, verbal communication with Mobile Operator, and/or other assumptions that are believed to be reasonable under the circumstances.

The Mobile Operator remits to the Company only amounts net of the allowance such Mobile Operator has made for the doubtful debts in respect of the amounts due to the Company from its customers and net of the Mobile Operator’s fees for the services provided to the Company, including billing and collection services.  China Unicom, China Telecom and China Netcom do not provide an itemized analysis of their remittances and the Company is therefore unable to determine what allowance, if any, for doubtful or bad debts should be recorded with respect to services delivered through them. Accordingly, recognition of revenues is based upon the amounts reported on the Mobile Operator’s monthly statements to the Company, which are net of doubtful debts and represent the amounts the Company reasonably believes will be collected.

Ms. Collins	A-3

However, the greater part of the Company’s revenues is received through China Mobile, which does specify the allowance it makes for doubtful debts.  Nevertheless, the Company’s gross revenues are stated net of the allowance made by China Mobile for doubtful debts, which was $[dollar amount] for [fiscal year].

The Company records the following fees paid to the Mobile Operator as cost of revenues:

•	Service fees paid to the Mobile Operator which are charged to us as a percentage, ranging from 15% to 52%, of gross revenues less bad debts.

•	Fixed transmission fees that are charged on a basis of each transmission (regardless whether the customers can be billed or pay the Mobile Operator).

In addition, cost of revenues includes amounts paid to content providers and certain payments to handset manufacturers with whom the Company has cooperation agreements.